June 2, 2010

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

Re: Mala Noche Resources Corp. (the “Company”)

I, Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, am the coauthor of the technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 (the “Report”) and consent to the public filing of the Report with the securities regulatory authorities referred to above, and to the inclusion of a summary of information from the Report in the Company’s Management Information Circular dated June 2, 2010 (the “Information Circular”).

I confirm that I have read the Information Circular and it fairly and accurately represents the technical information in the Report that supports the Information Circular.

Yours truly,

Velasquez Spring, P.Eng.
Senior Geologist

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400 - 8 KING STREET EAST, TORONTO, CANADA, M5C 1B5
TEL: (416) 364-6244    FAX: (416) 864-1675    EMAIL: info@wgm.ca    WEB: www.wgm.ca